P,E-12/31/01

02016602

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√... Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ...√...

st:gsf

Document No.	Document
1.	Northern Rock plc - Annual Results

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 30 January 2002

By: ______________________

Name: C Jobe
Title: Company Secretary

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29 January 2002

NORTHERN ROCK GROUP ANNUAL RESULTS

Northern Rock plc today issued its preliminary results for the year ended 31 December 2001.

HIGHLIGHTS

- Record pre tax profits of £295.2 million - an increase of 18.0%
- Earnings per share of 46.2p - an underlying increase of 13.2%
- Total income margin increased to 2.02%
- Ratios of cost to income improved to 30.1% and cost to assets under management improved to 0.53%
- Record gross lending of £8.9 billion - an increase of 39.2%
- Record net lending of £5.1 billion - an increase of 41.6%
- Share of UK net mortgage lending of 7.1% - over twice opening par share
- Mortgage arrears remain under half of industry average
- Assets under management up by 25.2% to £31.1 billion
- The Northern Rock Foundation to receive £14.8 million - supporting charitable causes mainly in the North East

Adam J Applegarth, Chief Executive, said:

"During 2001 we remained focused on our key strengths. We have continued to innovate and invest for further efficiency. Our results are good and demonstrate the success of our strategy of growth of low risk lending, underpinned by low unit costs. Against a slowing economy, our strong performance is continuing."

Page 2

NORTHERN ROCK GROUP ANNUAL RESULTS

Overview

The results for 2001 confirm the momentum of Northern Rock's virtuous circle. Our strategy combines cost efficiency and competitive products with effective risk management, enabling strong growth in both assets and returns for shareholders. This is a straightforward yet highly effective strategy that is sustainable and differentiates us from our competitors. Our focus enables us to manage change, respond quickly and innovate to maintain our competitive advantage.

Throughout the year there was an underlying background of potential economic slowdown, reflecting recessionary fears in the USA and Europe. While there has been a slowdown in UK manufacturing, consumer confidence has remained robust. There was consistently good news for borrowers with seven successive reductions in base rates. The markets in which we operate remained very competitive with product offerings from competitors changing rapidly.

All of our lending portfolios have shown strong growth, returns have improved and asset quality remains good. All of our funding arms - retail, non retail and securitisation - have also continued to expand in support of our record lending.

Our strategy generates growth in shareholder value and it was pleasing to see Northern Rock enter the FTSE 100 Index in September 2001. Northern Rock was also selected for inclusion in FTSE4Good Indices giving us recognition as a socially responsible company.

Lending

During 2001 Northern Rock has again achieved record levels of new lending business. Total gross lending was £8,853 million, an increase of 39.2% (2000 - £6,362 million), with net lending of £5,127 million, an increase of 41.6% (2000 - £3,621 million). We have started the year well. The current pipeline is £2.6 billion, more than one third higher than at the same time last year.

The residential lending market remained buoyant during 2001 with house price inflation moderating as the year progressed to levels that are becoming more sustainable. Reductions in interest rates to their lowest for 40 years enhanced mortgage affordability, while realistic credit assessment provided safeguards against the dangers of borrowers overstretching their finances. Competition remained intense throughout the year, mainly from established lenders. We achieved gross residential lending of £6,901 million (2000 - £5,102 million) and net lending of £3,817 million (2000 - £2,662 million), in line with stated targets and representing increases of 35.3% and 43.4% respectively. Net residential lending represents an estimated market share of 7.1% (2000 - 6.5%), over twice our opening share of stock of 3.5%.

We maintained a consistent approach to credit risk with 73% of our residential lending at or below 90% LTV compared with 62% in 2000; 68% of new customers had a proven track record, only 14% of new loans were over £150,000 and we maintained an excellent geographic spread of lending.

We continue to expand our range of residential loan products. Mortgage customers are increasingly attracted to modern flexible products as well as traditional price-led mortgages. Our "together" family of products, which combines a secured and unsecured loan all at one interest rate and one monthly payment, remained popular. New business volumes for "together" products amounted to £3.4 billion of which £2.8 billion were advances secured on residential property representing 41% of new residential lending. During the year we further strengthened the "together" range with the launch of "together connections" allowing interest offset from associated customer savings and current account balances. This new product has achieved advances of £400 million since its launch in May 2001.

Our Home Equity Release Mortgage, aimed at older customers who wish to utilise equity in their homes to improve their quality of life, accounted for £144 million or 2% of new residential lending. This product, which offers valuable safeguards and guarantees, is becoming increasingly popular and we anticipate further steady growth in this type of loan.

Of our traditional mortgage products, fixed-rate mortgages remained the most popular with 28%

of new lending accounted for by short term fixed products, up to two years, and 17% by longer term fixes up to a maximum of seven years.

Lending (continued)

Despite increasing competition and a deliberate slowdown in lending in the second half due to market conditions, secured commercial lending performed well for the year with net advances of £245 million (2000 - £267 million). Growth of lending in this area is likely to be moderate until market conditions improve. We will not seek volume at the expense of quality.

Demand for personal credit also remained strong during 2001. Our unsecured portfolios comprising personal unsecured loans and credit cards, buoyed by the success of "together", have seen good growth resulting in net lending of £1,065 million (2000 - £692 million). Of this net lending, £585 million (2000 - £272 million) related to our "together" unsecured products. At 31 December 2001 our unsecured lending balances were £2,080 million (2000 - £1,015 million) of which 44.5% (2000 - 33.5%) represented "together" unsecured advances.

Credit quality remains extremely important to Northern Rock and our underwriting standards, which include scorecard and behavioural assessment, are fundamental to our business. Our lending remains low risk and we have no exposure to any loans outside the UK, nor to unsecured corporate lending or leasing.

Arrears and Possessions

Residential mortgage arrears continue to improve. At 31 December 2001 2,525 accounts were three months or more in arrears representing only 0.6% of all mortgage accounts, less than half of the UK average at 30 June 2001 and a 6% improvement compared with 12 months ago. The "together" secured advances payment performance was similar to the whole mortgage book with three months plus arrears at 0.7%. At 31 December 2001 only 202 properties were in possession compared with 288 at the end of 2000.

Other loan portfolios continue to perform extremely well, with only 0.7% of our commercial loans (2000 - 0.6%) and 1.4% of our personal unsecured loans (2000 - 1.4%) three months or more in arrears. The "together" unsecured loans continue to perform significantly better than traditional personal unsecured loans with only 0.9% three months or more in arrears at 31 December 2001.

Distribution and Processing

Northern Rock maintained a very strong presence in the intermediary market, which accounts for 70% of our residential lending, being attracted by our products, the efficiency of our centralised Decision Call Centre and good relationships at both corporate and local level with large intermediary clubs. We welcome the news that the Government has heeded the concerns of mortgage lenders and extended proposals for mortgage regulation to include direct regulation of mortgage advice and sales of mortgage loans by intermediaries. This should benefit customers and removes the prospect of a potentially expensive policing role for lenders.

Our intermediary network is supplemented by our direct lending channels, in particular NR Direct which manages both telephone and web originated business as well as our customer retention programme. Total new applications originated by NR Direct amounted to £1.3 billion. E-commerce accounted for 10% of all loan applications, continuing to be skewed to unsecured lending rather than mortgages which are more time consuming to complete.

Towards the end of 2001 we took an 8.5% stake in "Mortgage Brain" in conjunction with a consortium of other major mortgage lenders. "Mortgage Brain" provides an electronic mortgage trading platform which will further strengthen our links with the intermediary market.

We continue to invest in systems and people to ensure that we can support our lending targets. In addition, by the end of 2002 we will have completed the construction of extensions to our Gosforth head office site accommodating 1,600 work stations, allowing relocation of staff from off-site locations plus additional space for expansion.

Retail Funding

The net inflow of retail funds for the year amounted to a record £1,318 million, including interest credited of £400 million, resulting in retail deposits of £13.4 billion at 31 December 2001. Fixed rate bonds and ISA

Retail Funding (continued)

products accounted for the majority of new onshore deposits as savers looked to protect their income against declining interest rates. Such contractual accounts not only provide clarity and transparency to our customers, they also improve the management of the retail book by reducing liquidity and volatility. Our recently launched, fully transactional, on-line tracker account has performed well, attracting almost £200 million by the year end.

Our offshore funding operations continued to fund positively, with a net inflow of funds of £349 million in Guernsey and £123 million in Ireland. We believe that there are opportunities in the medium term in continental Europe to further develop our offshore operations, probably through e-commerce.

Non Retail Funding

Total new non retail funding for the year amounted to £2.3 billion with total non retail balances at 31 December 2001 amounting to £10.4 billion. We will continue to utilise our non retail funding programmes especially in Europe and the United States and have recently begun to see renewed investor interest from the Far East which we will develop further in 2002.

Already in 2002 we have raised $1.5 billion floating rate notes under our US Medium Term Note programme.

Securitisation

Northern Rock remained at the forefront of securitisation of residential mortgages during 2001 completing two issues during the year raising £3.0 billion. The programme will continue to be developed with further issues during 2002. Securitisation provides an alternative source of funding which underpins our growth strategy and enhances capital efficiency. At 31 December 2001 securitised assets under management amounted to £4.9 billion (2000 - £2.4 billion), representing 21.5% (2000 - 12.8%) of our total mortgage portfolio.

Assets

Assets under management, including securitised mortgage balances, at 31 December 2001 amounted to £31.1 billion, an increase of 25.2% compared with £24.9 billion at 31 December 2000. The balance sheet, including the securitised bonds (shown as a deduction from assets), has grown by 17.1% to £26.4 billion.

Treasury

Our Treasury operation continues to: manage a portfolio of investments primarily for liquidity purposes, raise wholesale funds, and manage interest rate and currency risks. Although opportunities are taken to enhance income the group does not operate trading portfolios. At 31 December 2001, 97% of our Treasury investment portfolios comprised assets which are rated single A or better. There is no exposure to emerging markets or non-investment grade debt.

Total Income and Margins

Total income as a proportion of mean total assets has improved to 2.02% compared with 1.94% in 2000. In line with the rapid growth in assets under management, the ratio of total income to mean total assets under management eased to 1.77% compared with 1.82% in 2000.

Group interest margin and spread are calculated by taking into account interest recorded in the profit and loss account together with that recorded in the special purpose securitisation companies. Similarly, average interest earning assets and liabilities include those on balance sheet and those in the special purpose securitisation companies. In 2001 interest margin and spread were 1.33% and 1.12% (2000 - 1.30% and 1.07%) respectively. Margin and spread have benefited mainly from the change in asset mix and to a lesser extent from falling interest rates.

We continue to generate strong income flows from the sale of third party insurance products and lending fees. In addition we are achieving increasing commission from the sale of third party manufactured equity linked products to our savings customers.

Expenses

Rigorous cost control and investment for the future is essential to maintain Northern Rock's ability to grow and improve customer service. In 2001 our cost growth was 14.2% compared with growth in assets under management of 25.2% and income growth of 19.5%. Our ratio of cost to assets under management fell to 0.53% (2000 - 0.57%) and our cost to income ratio fell to 30.1% (2000 - 31.5%). Consequently, our record of cost efficiency providing a key competitive advantage was enhanced further.

The Northern Rock Foundation

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly, but not exclusively, in the North East of England. The donation from 2001 profits amounts to £14.8 million (2000 - £12.5 million).

Provisions

The total charge for provisions for bad and doubtful debts amounted to £34.5 million for the year (2000 - £16.9 million) representing 0.18% of mean advances to customers (2000 - 0.10%). The combination of low interest rates, low arrears and house price inflation have resulted in a reduction in the specific provisions required for residential mortgages. Provisions for the other secured lending portfolio have been maintained consistent with views on economic conditions for this sector.

The growth in provision balances against our personal credit portfolios reflects growth in balances, the economic environment and the maturing nature of the portfolio. The mix between general and specific provisions remains consistent with last year, with write offs being incurred as anticipated.

Taxation

Northern Rock has adopted Financial Reporting Standard 19 – Deferred Tax for the year ended 31 December 2001. The result of the change in policy in 2001 is to increase the tax on profit on ordinary activities by £9.8 million, resulting in a decrease in profit after tax of the same amount. The previous year's financial statements have been restated leading to an increase in other assets of £10.0 million at 31 December 2000. Tax on profit on ordinary activities for the year ended 31 December 2000 has decreased by £0.7 million to £67.4 million, resulting in an increase in profit after tax of the same amount.

The effective tax rate for the year was 30.3% (2000 – 30.7% (restated)) which is an appropriate rate for Northern Rock going forward.

Profits and EPS

Reported profit before tax for the year amounted to £295.2 million, an 18% increase over the 2000 figure of £250.1 million. Underlying profit before tax increased by 16.6%. Profit after tax increased compared with the restated underlying 2000 figure by 17.5% to £205.9 million, a return on equity of 19.4% (2000 - 18.9%).

Earnings per share have grown to 46.2p in 2001, an increase of 13.2% compared with the restated underlying earnings per share of 40.8p in 2000.

Dividends

The proposed final dividend is 11.4p per share payable on 31 May 2002 to shareholders on the register on 26 April 2002. This results in a total dividend payable for the year of 17.1p per share, a 10.3% increase over the 2000 dividend of 15.5p per share.

Capital

At 31 December 2001 total capital amounted to £2.0 billion resulting in a total capital ratio of 13.2%. Tier 1 capital was £1,251 million and the Tier 1 ratio 8.4%. The comparable ratios at 31 December 2000 were 13.9% and 9.1% respectively.

In the first half we took the opportunity to issue a further £100 million of Reserve Capital Instruments (RCIs) in addition to the £200 million raised in 2000. The RCIs are eligible for inclusion in Tier 1 capital, up to a maximum of 15% of total Tier 1 capital. Any surplus RCI balances are eligible for inclusion in Upper Tier 2 capital. Payments in relation to the RCIs are tax deductible and contribute to a lowering of the weighted average cost of capital.

During 2001 we completed an initial impact analysis of the Basel II proposals in relation to regulatory capital. As we are a focused, low risk organisation with sophisticated risk management we should see significant capital efficiency savings arising from the proposed rules. In the current year, in order to position ourselves to be able to benefit from the proposals, we will continue our preparations despite consultation continuing on many aspects of the proposals and the delay of their introduction until 2005.

Outlook

Northern Rock has produced excellent results in 2001 that differentiate it from its competitors.

The UK economy is expected to see growth slow to around 2% in 2002. The housing market, however, remains both large and robust and the mortgage market is set to be sufficiently large to enable us to achieve our strategic target levels of lending without compromising quality, especially as we believe that remortgaging will be an increased proportion of the mortgage market in the coming year. We are positioned to benefit from this change.

We have a well developed, proven funding strategy and will invest further in enhancing capacity and efficiency. Northern Rock's virtuous circle strategy is in good shape and continues to support the growth we anticipate in the current year.

NORTHERN ROCK GROUP ANNUAL RESULTS
FINANCIAL HIGHLIGHTS

	2001 £m	2000 £m
Key Performance Figures		
Gross lending	8,853	6,362
Net lending	5,127	3,621
Net retail funding (including interest credited)	1,318	963
Net non retail funding	2,250	1,140
New securitisation issues	3,000	2,050
Key Ratios - Balance Sheet	%	%
Growth in assets under management	25.2%	20.1%
Balance sheet asset growth	17.1%	12.0%
Growth in risk weighted assets	23.9%	18.3%
Total capital ratio	13.2%	13.9%
Tier 1 ratio	8.4%	9.1%

	2001 %	2000 Reported %	2000 Underlying %

Key Ratios - Profit and Loss

Total income : mean total assets	2.02%	1.94%	1.94%
Total income : mean assets under management	1.77%	1.82%	1.82%
Interest margin	1.33%	1.30%	1.30%
Interest spread	1.12%	1.07%	1.07%
Cost to income ratio	30.1%	31.5%	31.5%
Cost to asset ratio	0.61%	0.61%	0.61%
Costs to assets under management ratio	0.53%	0.57%	0.57%
Provision charge as a % of mean advances to customers	0.18%	0.10%	0.10%
Pre tax profit growth (reported)	18.0%	16.3%	-
Pre tax profit growth (underlying)	16.6%	-	9.9%
Effective tax rate	30.3%	26.9%	30.7%
Post tax profit growth	17.5%	30.2%	13.5%
Attributable profit growth	12.0%	27.9%	11.4%
Post tax return on mean equity	19.4%	19.7%	18.9%
Post tax return on mean assets	0.84%	0.86%	0.82%
Post tax return on mean assets under management	0.74%	0.80%	0.77%

Shareholder Information	p/share	p/share	p/share
Earnings per share	46.2p	42.5p	40.8p
Fully diluted earnings per share	45.9p	42.4p	40.6p
Dividend per share	17.1p	15.5p	15.5p

Notes

Underlying 2001 profit growth is calculated by reference to 2000 underlying profits (as restated).

A reconciliation of restated reported and underlying profits for 2000 is set out in note 9 on page 15.

Reported and underlying results for 2000 have been restated to reflect FRS 19 - Deferred Tax (see note 1).

Assets under management are defined as total balance sheet assets plus non recourse finance.

FINANCIAL INFORMATION

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	2001 (Unaudited) £m	2000 (Audited) (As Restated) £m
Interest receivable			
interest receivable and similar income arising from debt securities		184.8	212.9
other interest receivable and similar income		1,290.7	1,231.2
		1,475.5	1,444.1
Interest payable		(1,161.8)	(1,183.4)
Income from equity shares and variable yield securities		10.9	18.2
Net interest income	2	324.6	278.9

Fees and commissions receivable		155.9	119.4
Fees and commissions payable		(28.1)	(13.7)
Other operating income		42.7	29.6
Total non interest income	5	170.5	135.3
Total income	2	495.1	414.2
Administrative expenses			
operating	6	(139.6)	(122.4)
covenant to The Northern Rock Foundation		(14.8)	(12.5)
Total administrative expenses		(154.4)	(134.9)
Depreciation	6	(9.5)	(8.2)
Operating expenses		(163.9)	(143.1)
Provisions for bad and doubtful debts	7	(34.5)	(16.9)
Amounts written off fixed asset investments		(1.5)	(1.0)
Operating profit		295.2	253.2
Provision for loss on disposal of care homes		-	(3.1)
Profit on ordinary activities before tax		295.2	250.1
Tax on profit on ordinary activities		(89.3)	(67.4)
Profit on ordinary activities after tax		205.9	182.7
Appropriation attributable to non-equity interests		(13.1)	(3.2)
Profit attributable to ordinary shareholders		192.8	179.5
Dividends		(71.0)	(64.8)
Profit retained for the period		121.8	114.7
Earnings per share	10	46.2p	42.5p
Underlying earnings per share	10	46.2p	40.8p
Fully diluted earnings per share	10	45.9p	42.4p
Underlying fully diluted earnings per share	10	45.9p	40.6p

NORTHERN ROCK GROUP ANNUAL RESULTS

CONSOLIDATED BALANCE SHEET

	Note	**2001 (Unaudited) £m**	**2000 (Audited) (As Restated) £m**
Assets			

Cash and balances at central banks		10.5	13.7
Loans and advances to banks		872.7	788.4
Loans and advances to customers		20,798.0	18,019.2
Securitised advances		4,853.2	2,377.6
Less: non recourse finance		(4,707.0)	(2,306.0)
	12	20,944.2	18,090.8
Debt securities		3,541.1	2,776.9
Equity shares and other variable yield securities		371.6	279.0
Tangible fixed assets		117.4	97.0
Other assets		58.0	40.4
Prepayments and accrued income		493.9	468.0
Total assets		26,409.4	22,554.2
Liabilities			
Deposits by banks		988.8	874.5
Customer accounts	14	15,821.0	13,941.1
Debt securities in issue		6,987.8	5,414.3
Other liabilities		223.2	163.4
Accruals and deferred income		430.8	510.0
Subordinated liabilities		594.5	525.4
Shareholders' funds - equity			
Called up share capital		123.9	123.9
Share premium account		6.8	6.8
Capital redemption reserve		7.3	7.3
Profit and loss account		925.3	787.5
		1,063.3	925.5
Shareholders' funds - non-equity			
Reserve capital instruments	15	300.0	200.0
Shareholders' funds		1,363.3	1,125.5
Total liabilities		26,409.4	22,554.2
Assets under management		31,116.4	24,860.2

CONSOLIDATED CASHFLOW STATEMENT

	2001 (Unaudited) £m	**2000 (Audited) £m**
Net cash inflow from operating activities (note 17)	1,031.3	792.8
Returns on investments and servicing of finance	(64.5)	(46.6)
Taxation	(81.2)	(85.3)
Capital expenditure and financial investment	(889.1)	(630.2)
Equity dividends paid	(67.2)	(59.5)

Net cash outflow before financing	(70.7)	(28.8)
Financing	185.0	118.1
Increase in cash	114.3	89.3

NORTHERN ROCK GROUP ANNUAL RESULTS

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2001 (Unaudited) £m	2000 (Audited) (As Restated) £m
Profit attributable to ordinary shareholders	192.8	179.5
Total recognised gains and losses for the year	192.8	179.5
Prior year adjustment - Deferred Tax		
Prior to 1 January 2000	9.3	-
Year ended 31 December 2000	0.7	-
	10.0	-
Total gains and losses recognised since last annual accounts	202.8	179.5

Prior year adjustment - Deferred Tax represents the effect of the introduction of FRS 19 (see note 1).

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2001 (Unaudited) £m	2000 (Audited) (As Restated) £m
Profit retained	121.8	114.7
Issue of reserve capital instruments (note 15)	100.0	200.0
Proceeds from sale of surplus unclaimed shares (note 16)	16.0	-
Repurchase of shares	-	(89.3)
Issue of ordinary shares	-	5.2
Reversal of accrued dividend on repurchased shares	-	2.1
Net addition to shareholders' funds	237.8	232.7
Opening shareholders' funds	1,125.5	883.5
Prior year adjustment	-	9.3

NORTHERN ROCK GROUP ANNUAL RESULTS

NOTES TO THE RESULTS

1. Change in Accounting Policy - Deferred Tax

Accounting policies and methods remain unchanged from those used in the preparation of the 2000 annual accounts other than in relation to accounting for deferred tax.

Northern Rock has adopted Financial Reporting Standard 19 Deferred Tax ('FRS 19') for the year ended 31 December 2001. As a consequence, the previous year's financial statements have been restated leading to an increase in other assets of £10.0 million at 31 December 2000. Tax on profit on ordinary activities for the year ended 31 December 2000 decreased by £0.7 million to £67.4 million, resulting in an increase in profit after tax of the same amount.

The result of the change in policy in 2001 is to increase the tax on profit on ordinary activities by £9.8 million, resulting in a decrease in profit after tax of the same amount.

2. Total Income

	2001 £m	2000 £m
Net interest income	324.6	278.9
Other income	170.5	135.3
Total income	495.1	414.2
Mean total assets	24,481.8	21,344.2
Mean assets under management	27,988.3	22,780.1
Total income : mean total assets	2.02%	1.94%
Total income : mean assets under management	1.77%	1.82%

3. Interest Spread and Margin

	2001 £m	2000 £m
Interest receivable	1,732.0	1,572.8
Interest payable	(1,367.2)	(1,279.5)
Net interest income	364.8	293.3
Average balances		
Interest earning assets	27,523.8	22,588.2
Interest bearing liabilities	26,417.4	21,729.3
Interest margin	1.33%	1.30%
Interest spread	1.12%	1.07%

Interest receivable and payable represents amounts reported in the Profit and Loss account adjusted to include interest recorded by the special purpose securitisation companies (see note 13) and income from equity shares and other variable yield securities. Interest bearing assets and liabilities have been adjusted for amounts included in the special purpose securitisation companies and interest bearing assets include equity shares and other variable yield securities.

Interest margin has been calculated by reference to average interest earning assets. Interest spread represents the difference between interest receivable as a % of average interest earning assets and interest payable as a % of average interest bearing liabilities. Average balances have been calculated on a monthly basis.

4. Deferred Mortgage Incentive Costs

An analysis of the movement in the deferred mortgage incentive costs is set out in the following table:

	2001 £m	2000 £m
Balance Sheet:		
Opening balance	209.5	164.5
Additions	217.7	226.5
Amortisation	(196.5)	(181.5)
Closing balance	230.7	209.5
Profit and Loss Account:		
Amortisation	174.4	142.5
Current year immediate write off	22.1	39.0
	196.5	181.5

5. Other Income

	2001 £m	2000 £m
Commissions	69.4	58.5
Fees (net of service charges)	51.7	41.7
Securitisation income	39.7	13.6
Others and subsidiaries	9.7	21.5
Total	170.5	135.3

6. Operating Expenses

	2001 £m	2000 £m
Staff costs	74.6	58.3
Other expenses	65.0	64.1
Depreciation	9.5	8.2
Total	149.1	130.6

The average number of persons employed by the Group was as follows:

	Full Time		Part Time	
	2001	2000	2001	2000
Core business	2,757	2,441	619	572

Subsidiaries				
- administration	-	12	-	-
- direct	-	629	-	616
Total	2,757	3,082	619	1,188

7. Provisions for Losses on Loans and Advances

	2001 £m	2000 £m
Provisions charge:		
Specific		
Secured on residential property	4.9	5.2
Other secured	0.1	(0.8)
Unsecured	25.9	12.0
	30.9	16.4
General		
Secured on residential property	0.1	(1.5)
Other secured	0.4	2.8
Unsecured	3.1	(0.8)
	3.6	0.5
Total provision charge	34.5	16.9
% of mean advances to customers	0.18%	0.10%
Provisions balance:		
Specific		
Secured on residential property	5.1	6.5
Other secured	1.1	1.4
Unsecured	23.2	10.8
Total	29.4	18.7
General		
Secured on residential property	14.6	14.5
Other secured	9.7	9.3
Unsecured	7.7	4.6
Total	32.0	28.4
Total provision balance	61.4	47.1
% of period end advances to customers	0.30%	0.26%

8. Residential Mortgage Arrears

	2001		2000	
	Cases	% of Total Mortgages	Cases	% of Total Mortgages
3 - 6 months	1,598	0.4%	1,601	0.4%
6 - 12 months	736	0.2%	800	0.2%
Over 12 months	191	-	290	0.1%
Total	2,525	0.6%	2,691	0.7%

9. Restated Underlying Results for 2000

Reconciliations between reported and underlying profit before tax (PBT), profit after tax (PAT) and attributable profit (Attrib) for 2000 after restating for the effect of FRS 19 (see note 1) are set out in the following table:

	PBT £m	PAT £m	Attrib £m
Restated reported result (page 8)	250.1	182.7	179.5
Adjustments:			
Provision for loss on disposal of care home business	3.1	3.1	3.1
Covenant to The Northern Rock Foundation	(0.1)	(0.1)	(0.1)
Tax credit on costs of conversion	-	(10.4)	(10.4)
Underlying result	253.1	175.3	172.1

10. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying attributable profit are as follows:

	2001	2000 (As Restated)
Weighted average number of shares in issue	417.0m	422.1m
Basic EPS	46.2p	42.5p
Underlying EPS	46.2p	40.8p

The weighted average number of Ordinary Shares in issue has been determined after deducting shares held in trust for employee share schemes.

Fully diluted weighted average number of shares in issue	420.1m	423.4m
Fully diluted EPS	45.9p	42.4p
Underlying fully diluted EPS	45.9p	40.6p

The fully diluted EPS figures are calculated using the weighted average number of Ordinary Shares in issue together with 3.1 million (31 December 2000: 1.3 million) potentially dilutive Ordinary Shares resulting from options granted under employee share schemes.

Foundation Shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation Shares can convert into Ordinary Shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to The Foundation would cease.

11. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each year.

	2001 %	2000 %

Type of lending		
Fixed rate (long term)	17%	3%
Fixed rate (short term)	28%	48%
Discount	7%	5%
Cashback	5%	9%
"together"	41%	33%
HERM	2%	2%
Type of customer		
First time buyer	32%	30%
Next time buyer	38%	45%
Remortgage	30%	25%
Geographic spread		
North	18%	18%
Scotland	9%	9%
Midlands	29%	28%
South	44%	45%

12. Loans and Advances to Customers

	2001 £m	2000 £m
Advances secured on residential property	17,689.2	16,186.3
Advances secured on residential property (securitised)	4,853.2	2,377.6
Advances secured on residential property (under management)	22,542.4	18,563.9
Other secured advances	1,059.2	813.8
Unsecured loans	2,049.6	1,019.1
	25,651.2	20,396.8
Less: non recourse finance	(4,707.0)	(2,306.0)
	20,944.2	18,090.8

13. Loans and Advances to Customers Subject to Securitisation

Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by special purpose securitisation companies from Northern Rock plc, and have been funded through the issue of mortgage-backed bonds.

Securitisation transactions entered into are as follows:

Securitisation company	Date of securitisation	Gross assets securitised £m	Subordinated loans made by Group £m
Granite Mortgages 99-1 plc	1/10/1999	600	11
Granite Mortgages 00-1 plc	1/3/2000	750	13
Granite Mortgages 00-2 plc	25/9/2000	1,300	26
Granite Mortgages 01-1 plc	26/3/2001	1,500	5
Granite Mortgages 01-2 plc	28/9/2001	1,500	9

No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company retained £20 million from the proceeds of debt issuance to fund this reserve. This amount is repayable only after full repayment of the notes issued.

Northern Rock plc does not own directly, or indirectly, any of the share capital of any of the above securitisation companies. The results of the Group incorporate the following in respect of the above securitisation companies:

	2001 £m	**2000 £m**
Interest receivable	245.6	110.5
Interest payable	(205.4)	(96.1)
Net interest receivable	40.2	14.4
Other income	2.1	0.6
Administrative and other expenses	(2.6)	(1.4)
Profit for the financial period	39.7	13.6

14. Analysis of Customer Accounts

	2001 £m	**2000 £m**
Branch accounts	1,567.9	1,552.0
Postal accounts	6,619.2	5,028.6
Internet accounts	197.7	-
Offshore accounts	2,584.9	2,103.3
Telephone accounts	2,400.5	3,368.5
Total retail balances	13,370.2	12,052.4
Other customer accounts	2,450.8	1,888.7
	15,821.0	13,941.1

15. Capital Structure

	2001 £m	**2000 (As Restated) £m**
Tier 1		
Share capital	123.9	123.9
Share premium account	6.8	6.8
Capital redemption reserve	7.3	7.3
Profit and loss account	925.3	787.5
Reserve capital instruments	187.6	163.3
Total tier 1 capital	1,250.9	1,088.8

Upper Tier 2		
Perpetual subordinated debt	350.3	281.3
Reserve capital instruments	112.4	36.7
General provisions	32.0	28.4
Total upper tier 2 capital	494.7	346.4
Lower Tier 2		
Term subordinated debt	243.0	244.1
Total tier 2 capital	737.7	590.5
Deductions	(26.3)	(8.3)
Total capital	1,962.3	1,671.0
Risk weighted assets	14,858.2	11,996.2
Tier 1 ratio (%)	8.4%	9.1%
Tier 2 to Tier 1 ratio (%)	59.0%	54.2%
Total capital (%)	13.2%	13.9%

A further tranche of reserve capital instruments was issued for a value of £100 million on 24 May 2001. The tranche is fungible with the issue of £200 million made on 21 September 2000, such that together they form a single series of instruments.

The maximum amount of reserve capital instruments permitted to be included in tier 1 capital is 15% of overall tier 1 capital. Any excess is allocated to upper tier 2 capital.

16. Sale of Unclaimed Shares

Ordinary shares were issued at conversion and held in trust to meet any claims from potential shareholders entitled to free shares who had failed to claim them before conversion. The remaining 3,778,500 of such shares were sold on 1 February 2001 at a price of 465p per share.

To the extent that it is now believed that the shares are surplus to expected further claims, the proceeds on sale, together with unclaimed dividends, have been transferred to the profit and loss account reserve. The proceeds on sale are non distributable. Where it is believed that valid claims may be made, the proceeds of sale and unclaimed dividends have been retained as a liability within 'Other liabilities'.

17. Reconciliation of Operating Profit to Net Operating Cash Inflows

	2001 £m	2000 £m
Operating profit	295.2	253.2
Increase in prepayments and accrued income	(25.9)	(141.9)
(Decrease)/increase in accruals and deferred income	(78.3)	90.1
Provision for bad and doubtful debts	34.5	16.9
Loans and advances written off net of recoveries	(20.2)	(12.7)
Depreciation and amortisation	9.5	8.2
Interest on subordinated liabilities	44.9	43.2
Other non-cash movements	2.5	(57.9)

Net cash inflow from trading activities	262.2	199.1
Net increase in loans and advances to banks and customers	(5,227.5)	(3,278.8)
Net increase in deposits by banks and customer accounts	1,986.2	1,322.2
Net increase in debt securities in issue	3,974.5	2,520.9
Net (increase)/decrease in other assets	(27.7)	20.5
Net increase in other liabilities	63.6	8.9
Net cash inflow from operating activities	1,031.3	792.8

18. Other Information

The information in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock plc for the year ended 31 December 2000 have been filed with the Registrar of Companies in England and Wales. The auditors' report on these accounts was unqualified and did not include a statement under section 237(2) or (3) of the Act.

A summary of this report will appear as an advertisement in the Financial Times, The Times, The Daily Telegraph, The Scotsman and The Newcastle Journal on 31 January 2002.

This report is also available on the Northern Rock website www.northernrock.co.uk from 8.30am on 30 January 2002.

A presentation of the results will be given by directors on the morning of the results announcement. A web cast of the presentation will be available on the Northern Rock website from 3.00pm on 30 January 2002.

19. Dividends

Ex dividend date	24 April 2002
Record date	26 April 2002
Payment date	31 May 2002

20. Interim Results

It is intended that Northern Rock's 2002 Interim Results will be announced on 18 July 2002.

21. Contacts

City Contacts

Bob Bennett
Group Finance Director
0191 279 4275

David Noble
Director of Institutional Relations
0191 279 4999

Richard Moorin
Investor Relations Manager
0191 279 4093

Press Contacts

Tony Armstrong
Director of Corporate Relations
0191 279 4676

Ron Stout
PR Manager
0191 279 4676

James Murgatroyd
Finsbury Limited
020 7251 3801

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recently filed Annual Report on Form 20-F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.